

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Michael Lawless
Chief Executive Officer
Clip Interactive, LLC
5755 Central Ave, Suite C
Boulder, CO 80301

      Re: Clip Interactive, LLC
          Amendment No. 5 to Registration Statement on Form S-1
          Filed October 22, 2020
          File No. 333-235891

Dear Mr. Lawless:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

Amendment No. 5 to Registration Statement on Form S-1

Dilution, page 27

1. Your disclosure states that there is an immediate and substantial dilution of $.82 per share to new investors purchasing shares of common stock in this IPO. However, the table indicates that dilution per share to new investors in this IPO is $3.50. Please revise your disclosure to be consistent with the table.

Resale Prospectus Cover Page, page Resale-i

2. You state that in your response to prior comment 3 that the Resale Prospectus has been amended; however, no changes have been made to the disclosure in the Plan of

Distribution that "[t]he selling shareholders may sell some or all of their shares at a price of $5.00 per share, and thereafter at prevailing market prices or privately negotiated prices." Please revise your disclosure in the Plan of Distribution so that it is consistent with your disclosure on the Resale Prospectus cover page about when the selling shareholders may sell their shares and at what price.

Exhibits

3. It does not appear that counsel's legality opinion filed as Exhibit 5.1 covers all of the securities being offered. For example, it does not appear that counsel's opinion covers the common shares being offered upon exercise of the warrants included as part of the units or the securities being offered in connection with the Representative's Units. In addition, counsel should opine on legality of the units being offered. Refer to Section II.B.1.h of CF Staff Legal Bulletin No. 19. Please have counsel revise its opinion to clearly address the legality of all the securities being offered.

You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202- 551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stanley Moskowitz